UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Frank Ertl Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28 and April 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 92047K-10-7	13D	Page 2

1	NAME OF REPORTING PERSONS		GE Capital Equity Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.0% (see Item 5)
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 92047K-10-7	13D	Page 3

1	NAME OF REPORTING PERSON:		General Electric Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,000,000 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,000,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,000,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.0% (see Item 5)
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 92047K-10-7	13D	Page 4

1	NAME OF REPORTING PERSON:		General Electric Capital Services, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 92047K-10-7	13D	Page 5

1	NAME OF REPORTING PERSON:		General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [_] (b) [x]
3			SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14	TYPE OF REPORTING PERSON:		CO

This Amendment No. 17 amends the Schedule 13D filed February 25, 2009, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), General Electric Capital Corporation (“GE Capital”), General Electric Capital Services, Inc. (“GECS”) and General Electric Company (“GE”) (each of GECEI, GE Capital, GECS and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of ValueVision Media, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

The principal business office of GECEI is located at 201 Merritt 7, Norwalk, Connecticut 06851.  The principal business office of GE Capital is located at  901 Main Avenue, Norwalk, Connecticut 06851.  The principal business offices of GECS and GE are located at 3135 Easton Turnpike, Fairfield, Connecticut 06828.

As of February 14, 2012, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital, GECS, and GE, are set forth on Schedules A, B, C, and D respectively, attached hereto.

During the last five years, to the best of the Reporting Persons’ knowledge, none of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 17 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

NBC Universal, Inc. and National Broadcasting Company Holding, Inc. ceased to be Reporting Persons pursuant to this Schedule 13D following the January 28, 2011 transaction described in Item 4 of this Amendment No. 17.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

As previously disclosed by GE, on January 28, 2011, GE closed a transaction with Comcast Corporation (“Comcast”) pursuant to which, among other things, GE transferred control of the business of NBC Universal, Inc. (now named NBCUniversal Media, LLC (“NBCUniversal”)), to Comcast.  NBCUniversal became a wholly owned subsidiary of

6

NBCUniversal, LLC (“NBCUniversal Holdings”).  Comcast controls and owns 51% of NBCUniversal Holdings, and GE owns the remaining 49%.  Further details of the transaction are set forth in the Current Report on Form 8-K filed by GE on January 31, 2011 (SEC File No. 001-00035).  Accordingly, the shares of the Company’s Common Stock owned by NBCUniversal are no longer reported in this Schedule 13D but are reported in a separate schedule 13D filed by NBCUniversal, NBCUniversal Holdings, and Comcast.  Item 6 of this Amendment No. 17 is incorporated herein by reference.

As previously disclosed by the Company, on April 6, 2011, the Company redeemed 4,929,266 shares of Series B Preferred Stock from GECEI at a redemption price equal to $8.288 per share plus accrued and unpaid dividends thereon, for a total of $47,268,464.07.

Item 5.        Interest in Securities of the Issuer.

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 17 are incorporated herein by reference.  As of February 14, 2012, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 6,000,000 shares of Common Stock issuable upon the exercise of the 2009 Warrants, representing approximately 11.0% of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of December 5, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended October 29, 2011, and filed on December 8, 2011 (48,552,205 shares), plus the shares issuable to the relevant Reporting Person upon exercise of the warrants described above).

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)           The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 17 and (ii) Item 5(a) hereof are incorporated herein by reference.
Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

As disclosed in Amendment No. 14 to the Schedule 13D, GECEI is party to Shareholder Agreement with the Company and NBC Universal, Inc. (which, as described above, is now known as NBCUniversal Media, LLC).  For a description and copy of the Shareholder Agreement, see Amendment No. 14 to the Schedule 13D filed by the Reporting Persons on March 2, 2009, and Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 26, 2009 (SEC File No. 000-20243).  As a consequence of this Shareholder Agreement, GECEI and NBCUniversal may from time to time consult with each other regarding the securities of the Company.

To the knowledge of the Reporting Persons, as of February 14, 2012, an aggregate of 13,156,593 shares of Common Stock are subject to the Shareholder Agreement, of which (i)

7

6,000,000 shares of Common Stock are issuable to GECEI upon the exercise of the 2009 Warrants and (ii) 7,156,593 shares of Common Stock are beneficially owned by NBCUniversal, NBCUniversal Holdings, and Comcast (composed of 7,141,849 shares of outstanding Common Stock and 14,744 shares of Common Stock issuable upon exercise of warrants issued on November 11, 2002 pursuant to a Distribution and Marketing Agreement dated March 8, 1999 (“New Performance Warrants”)).  Nothing in this Schedule 13D shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by NBCUniversal, NBCUniversal Holdings, or Comcast, and such beneficial ownership is expressly disclaimed.  Information regarding beneficial ownership by NBCUniversal, NBCUniversal Holdings, and Comcast is based on their Schedule 13D/A filed on May 17, 2011.

(c)           Except as disclosed in Item 4 of this Amendment No. 17, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

Item 4 of this Amendment No. 17 is incorporated herein by reference.  In connection with Comcast’s acquisition of control of NBCUniversal on January 28, 2011, GE agreed that, for so long as GE is entitled to appoint two directors to the board of directors of the Company, NBCUniversal will be entitled to retain a board seat provided that NBCUniversal beneficially owns at least 5% of the adjusted outstanding common stock of the Company, as computed under the Shareholder Agreement.  Further, GE agreed to obtain the consent of NBCUniversal prior to consenting to the Company’s adoption of any shareholders rights plan or certain other actions that would impede or restrict the ability of NBCUniversal to acquire or dispose of shares of voting stock or taking any action that would result in NBCUniversal being deemed to be in violation of 47 CFR Section 73.3555.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 42	Power of Attorney (General Electric Capital Corporation).

Exhibit 43	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 44	Power of Attorney (General Electric Company).

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Barbara Lane
	Name:	Barbara Lane
	Title:	Attorney-in-fact

9

EXHIBIT INDEX

Exhibit 42	Power of Attorney (General Electric Capital Corporation).

Exhibit 43	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 44	Power of Attorney (General Electric Company).

10

 SCHEDULE A

GE CAPITAL EQUITY INVESTMENTS, INC.
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Sherwood P. Dodge	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.

Citizenship:
U.S.A.

GE CAPITAL EQUITY INVESTMENTS, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Sherwood P. Dodge	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.
Frank Ertl	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, Chief Financial Officer and Treasurer, GE Capital Equity Investments, Inc.

Citizenship:
All U.S.A.

SCHEDULE B

GENERAL ELECTRIC CAPITAL CORPORATION
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Jeffrey S. Bornstein Mark W. Begor	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851 GE Real Estate 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance President and Chief Executive Officer – GE Real Estate
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President General Electric Capital Corporation
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation
Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development – General Electric Company
Richard D’Avino	GE Capital 800 Long Ridge Road Stamford, CT 06827	Vice President – Senior Tax Counsel General Electric Capital Corporation
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION

John Krenicki, Jr. Puneet Mahajan J. Keith Morgan David Nason
GE – Infrastructure – Energy
4200 Wildwood Parkway
Atlanta, GA 30339

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851

General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851

Vice Chairman, President and CEO
GE Infrastructure – Energy

Vice President and Chief Risk Officer,
General Electric Company

Senior Vice President and General Counsel General Electric Capital Corporation

Senior Vice President, Chief Regulatory Officer & Compliance Leader – General Electric Capital Corporation

Michael A. Neal	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – General Electric Capital Corporation

John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel – General Electric Company
Keith S. Sherin Ryan A. Zanin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice president, Finance and Chief Financial Officer – General Electric Company Senior Vice President and Chief Risk Officer – General Electric Capital Corporation
Citizenship:
Puneet Mahajan                      India
All others                                U.S.A.

GENERAL ELECTRIC CAPITAL CORPORATION
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Michael A. Neal	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chairman of the Board President and Chief Executive Officer – General Electric Capital Corporation
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President General Electric Capital Corporation

Jeffrey S. Bornstein	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – General Electric Capital Corporation
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Risk Chief Officer- General Electric Capital Corporation
Olga Hartwell	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes- General Electric Capital Corporation
Jamie Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Controller – General Electric Company
J. Keith Morgan Chritoph Pereira	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851 General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel - General Electric Capital Corporation Vice President, Deputy General Counsel and Secretary - General Electric Company
Citizenship:
All U.S.A.

SCHEDULE C

GENERAL ELECTRIC CAPITAL SERVICES, INC.
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey S. Bornstein Mark W. Begor	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851 GE Real Estate 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance President and Chief Executive Officer – GE Real Estate
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President General Electric Capital Corporation
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation

Pamela Daley Richard D’Avino	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 GE Capital 800 Long Ridge Road Stamford, CT 06827	Senior Vice President - Corporate Business Development – General Electric Company Vice President – Senior Tax Counsel General Electric Capital Corporation
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company
Puneet Mahajan	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Chief Risk Officer, General Electric Company

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
John Krenicki, Jr. J. Keith Morgan David Nason
GE – Infrastructure – Energy
4200 Wildwood Parkway
Atlanta, GA 30339

General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851

General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851

Vice Chairman, President and CEO
GE Infrastructure – Energy

Senior Vice President and General Counsel General Electric Capital Corporation

Senior Vice President, Chief Regulatory Officer & Compliance Leader – General Electric Capital Corporation

Michael A. Neal	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – General Electric Capital Corporation
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel – General Electric Company
Keith S. Sherin Ryan A. Zanin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice president, Finance and Chief Financial Officer – General Electric Company Senior Vice President and Chief Risk Officer – General Electric Capital Corporation

Citizenship:
Puneet Mahajan                      India
All others                                U.S.A.

GENERAL ELECTRIC CAPITAL SERVICES, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Michael A. Neal Jeffrey R. Immelt	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851 General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairperson of the Board of Directors and President– General Electric Capital Corporation Chief Executed Officer – General Electric Company
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Financial Officer – General Electric Company

William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President
Jeffrey S. Bornstein	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice President – Finance General Electric Capital Corporation

Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice President, and Chief Risk Officer - General Electric Capital Corporation

Olga Hartwell	General Electric Capital Corporation 800 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes - General Electric Capital Corporation
Jamie Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller and Chief Accounting Officer – General Electric Company

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
J. Keith Morgan Christoph Pereira	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851 General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Capital Corporation Vice President, Deputy General Counsel and Secretary - General Electric Company

Citizenship:
All U.S.A.

SCHEDULE D

GENERAL ELECTRIC COMPANY DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

W. Geoffrey Beattie	The Woodbridge Company Limited 65 Queen Street West suite 2400 Toronto, Canada M5H 2M865	President
J.I. Cash, Jr.	General Catalyst Partners 20 University Road Suite 450 Cambridge, MA 02138	Emeritus James E. Robinson Professor of Business Administration, Harvard Graduate School of Business
A.M. Fudge	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman and Chief Executive Officer, Young & Rubicam Brands
S. Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Building 3-208 Cambridge, MA 02139	President, Massachusetts Institute of Technology
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
A. Jung	Avon Products, Inc. 1345 Avenue of the Americas 27th Floor New York, NY 10105	Chairman and Chief Executive Officer, Avon Products, Inc.
A.G. Lafley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman of the Board, and Chief Executive, The Procter & Gamble Company
R.W. Lane	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 John Hancock Center 875 N. Michigan Avenue Chicago, IL 60611	Former Chairman of the Board and Chief Executive Officer, Deere & Company

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

R.S. Larsen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson Inc.
R.B. Lazarus	Ogilvy & Mather Worldwide 636 11th Avenue New York, NY 10036-2010	Chairman of the Board and former Chief Executive Officer
J. J. Mulva	ConocoPhillips 600 North Dairy Ashford Road Houston, Texas 77079	Chairman of the Board and Chief Executive Officer
S. Nunn	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative
R.S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board
R.J. Swieringa	S.C. Johnson Graduate School Cornell University 337 Sage Hall Ithaca, NY 14853-6201	Professor of Accounting and former Anne and Elmer Lindseth Dean
J. S. Tisch	Loews Corporation 667 Madison Avenue New York, NY 10065-8087	President and Chief Executive Officer
D.A. Warner III	c/o J. P. Morgan Chase & Co. 277 Park Avenue 35th Floor New York, NY 10172	Former Chairman of the Board

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS
NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
K.A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Senior Vice President and GE Treasurer
P. Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Corporate Business Development
B.B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel
J. Krenicki	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman of General Electric Company; President & CEO, GE Energy Infrastructure
J.F. Lynch	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Human Resources
J. S. Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller & Chief Accounting Officer
M.A. Neal	General Electric Company 901 Main Avenue Norwalk, CT 06851	Vice Chairman of General Electric Company; President & CEO, GE Capital
J.G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman of General Electric Company; President & CEO, Global Growth & Operations
K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of General Electric Company and Chief Financial Officer

Citizenship

Geoffrey Beattie                              Canada
Andrea Jung                                    Canada
John Lynch                                       United Kingdom
All Others                                          U.S.A.